Exhibit 99.1
CP VALOUR — INITIAL PHASE OF SALVAGE COMPLETE
GATWICK, UK (3rd January 2006) — Despite unfavourable weather and sea swells which at times have been more than four metres, all IMO-classified hazardous cargo has now been removed from CP Valour following its grounding in the Azores on 9th December.
None of the crew of 21 suffered injury as a result of the grounding.
Salvage efforts have been underway since shortly after the grounding but have been repeatedly thwarted by adverse sea conditions which are causing increasing damage to the ship.
Representatives of CP Ships Marine Operations arrived on site as soon as possible after the grounding to liaise with local authorities and assist the salvage efforts.
Several attempts to re-float CP Valour were not successful and because of the current state of damage to the ship, no further attempt to re-float will be undertaken. This has been discussed and agreed with local authorities. Next steps in terms of removal of the cargo and of the ship itself are under consideration.
At the time of the grounding, the ship had about 1,000 tonnes of heavy fuel oil and 140 tonnes of diesel oil on board as well as a small quantity of lubricating and hydraulic oil and paint. All accessible fuel oil that could be pumped has been removed as well as all lubricants, paints, chemicals and engine oils.
With the removal of these materials and the hazardous-classified cargo, the threat to the local environment has been significantly reduced.
A limited amount of bunker and diesel fuel has been spilled since the grounding. Local pollution mitigation specialists have removed most of the fuel that washed ashore.
CP Valour was en route from Montreal to Valencia carrying 525 containers and was heading into safe anchorage when it grounded off the coast of the Azorean island of Faial.

CP VALOUR — KEY FACTS
Owner: CP Ships
Manager: Split Ship Management
Year built: 1979
Flag: Bermuda
Classification: Det Norske Veritas 1A1 ICE-C
Capacity: 1000 teu (nominal)
Service speed: 18.5 knots
Length overall: 177 metres
Breadth: 27 metres
Gross registered tonnage: 15,145
Deadweight tonnage: 18, 687
Draught: 10 metres
Crew: 21 on average
Port rotation: Montreal, Valencia, Cadiz, Livorno, Lisbon, Montreal
-ends-
CONTACT
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

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